UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

March 31, 2011	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the First Quarter Fiscal Year 2011

Havant, UK — March 31, 2011 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and hard disk drive capital equipment, today announced results for the first fiscal quarter ended February 28, 2011. Revenues for the first quarter were $360.5 million, an increase of 13% compared to revenues of $319 million for the same period last year.

For the first quarter, GAAP net income was $4.7 million, or $0.15 per diluted share, compared to GAAP net income of $26.3 million, or $0.85 per share, in the same period last year. Non-GAAP net income was $7.5 million, or $0.24 per diluted share, compared to non-GAAP net income of $29.4 million, or $0.96 per share, in the same quarter a year ago (1).

Gross profit margin in the first quarter decreased to 13.7%, compared to 18.1% in the same period last year, primarily due to significantly lower revenues and gross margins in the Storage Infrastructure business.

Revenues from sales of our Networked Storage Solutions (NSS) products were $334.2 million as compared to $271 million in the same quarter a year ago, an increase of 23.3%. Gross profit margin in the NSS business was 14.2% as compared to 15.2% a year ago. Revenues from sales of our Storage Infrastructure (SI) products were $26.3 million as compared to $48 million in the same quarter a year ago, a decrease of 45.2%. Gross profit margin in the SI business was 9.7% as compared to 34.7% a year ago.

“Our first quarter results were somewhat mixed between our two businesses. Demand in our NSS business was within our expectations despite component supply challenges experienced by our largest customer. In our Storage Infrastructure business we experienced soft demand. I believe this resulted from changes in the market for 2.5 inch disk drives and also the recently announced industry consolidation among two of our customers. These factors have reduced our expectations of demand and revenues in the current fiscal year, however, in the medium to long term, I believe the consolidation will be good for the industry and our business,” said Steve Barber, CEO of Xyratex. “Given the current environment in both industries that we participate in and the consolidations that are taking place, we are very focused on creating new opportunities with both existing and new customers and restricting our costs to reflect the current environment. The dynamics in both industries are still very good and with good execution and the right technologies, I feel confident that our business opportunities remain strong. We will continue to work with our customers to make them more competitive in their respective markets and remain flexible in meeting their technology and product demands.”

Share Repurchase Plan

The Board of Directors has authorized a recommencement of the share repurchase plan it initially approved during the first quarter of 2008, and to increase the maximum value of shares that may be repurchased. According to the revised terms of the plan, the Company may repurchase up to an additional $50 million of its outstanding shares following April 30, 2011. As of February 28, 2011, Xyratex had 30.9 million shares outstanding.

Share repurchase transactions authorized under the plan will occur from time to time in the open market, through block trades or otherwise. Management and the Board of Directors will exercise discretion with respect to the timing and amount of any shares repurchased, based on their evaluation of a variety of factors, including current market conditions. Repurchases may be commenced or suspended at any time without prior notice. Additionally, Xyratex may initiate repurchases under a Rule 10b5-1 plan, which would permit shares to be repurchased when the Company would otherwise be precluded from doing so under insider-trading laws. The repurchase program will be funded using the Company’s available cash resources, and it is intended that the repurchase program will be Rule 10b-18 compliant.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially.

•                  Revenue in the second quarter of 2011 is projected to be in the range $320 to $365 million.

•                  Fully diluted earnings per share is anticipated to be a loss of between $0.20 and $0.02 on a GAAP basis in the second quarter. On a non-GAAP basis fully diluted earnings per share is anticipated to be between a loss of $0.12 and earnings of $0.06. Non-GAAP earnings per share excludes amortization of intangible assets, equity compensation expense, specified non-recurring items and related taxation expense.

Conference Call/Webcast Information

Xyratex quarterly results conference call will be broadcast live via the internet at http://www.xyratex.com/investors on Thursday, March 31, 2011 at 1:30 p.m. Pacific Time/4:30 p.m. Eastern Time. You can also access the conference call by dialing +1 (866) 761-0749 in the United States and +1 (617) 614-2707 outside of the United States, passcode 83850357. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through April 7, 2011 following the live call by dialing +1 (888) 286-8010 in the United States and +1 (617) 801-6888 outside the United States, replay code 11656259.

(1) Non-GAAP net income and diluted earnings per share excludes (a) amortization of intangible assets, (b) equity compensation expense, and (c) the related tax effects. Reconciliation of non-GAAP net income and diluted earnings per share to GAAP net income and GAAP diluted earnings per share is included in a table immediately following the condensed consolidated statements of cash flows below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature, is outside the control of management during the period in which the expense is incurred;  (c) the exclusion of the related tax effects of excluding items (a) and (b) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred.

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the second quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,
	February 28,	February 28,
	2011	2010
	(US dollars in thousands, except per share amounts)

Revenues:
Networked Storage Solutions	$334,186	$270,983
Storage Infrastructure	26,313	47,983
Total revenues	360,499	318,966

Cost of revenues	311,045	261,368
Gross profit:
Networked Storage Solutions	47,347	41,313
Storage Infrastructure	2,551	16,636
Equity compensation	(444)	(351)
Total gross profit	49,454	57,598
Operating expenses:
Research and development	28,255	18,115
Selling, general and administrative	17,448	11,569
Amortization of intangible assets	754	981
Total operating expenses	46,457	30,665
Operating income	2,997	26,933
Interest income (expense), net	37	(24)
Income before income taxes	3,034	26,909
Provision (benefit) for income taxes	(1,652)	632
Net income	$4,686	$26,277

Net earnings per share:
Basic	$0.15	$0.88
Diluted	$0.15	$0.85

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	30,496	29,719
Diluted	31,761	30,762

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	February 28,	November 30,
	2011	2010
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$98,124	$90,842
Accounts receivable, net	191,835	209,044
Inventories	176,885	195,936
Prepaid expenses	5,196	3,154
Deferred income taxes	6,368	8,204
Other current assets	9,414	3,876
Total current assets	487,822	511,056
Property, plant and equipment, net	47,567	45,687
Intangible assets, net	15,477	9,326
Deferred income taxes	18,968	14,913
Total assets	$569,834	$580,982

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$137,627	$155,792
Employee compensation and benefits payable	18,364	22,638
Deferred revenue	17,384	17,958
Income taxes payable	827	730
Other accrued liabilities	18,814	16,533
Total current liabilities	193,016	213,651
Long-term debt	—	—
Total liabilities	193,016	213,651

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 30,936 and 30,276 issued and outstanding	311	303
Additional paid-in capital	385,334	382,684
Accumulated other comprehensive income	2,639	496
Accumulated deficit	(11,466)	(16,152)
Total shareholders’ equity	376,818	367,331
Total liabilities and shareholders’ equity	$569,834	$580,982

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	February 28,	February 28,
	2011	2010
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$4,686	$26,277
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,319	4,460
Amortization of intangible assets	754	981
Non-cash equity compensation	2,650	2,157
Loss on sale of assets	4	61
Deferred income taxes	(2,219)	—
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	17,660	(76,837)
Inventories	19,141	(50,146)
Prepaid expenses and other current assets	(5,437)	(896)
Accounts payable	(15,907)	84,384
Employee compensation and benefits payable	(4,274)	4,459
Deferred revenue	(574)	13,562
Income taxes payable	97	601
Other accrued liabilities	1,539	(4,091)
Net cash provided by operating activities	23,439	4,972

Cash flows from investing activities:
Investments in property, plant and equipment	(7,203)	(3,653)
Acquisition of intangible assets	(1,200)	—
Acquisition of businesses	(5,380)	—
Net cash used in investing activities	(13,783)	(3,653)

Cash flows from financing activities:
Proceeds from issuance of shares	—	466
Decrease in book overdraft	(2,374)	—
Net cash provided by (used in) financing activities	(2,374)	466
Change in cash and cash equivalents	7,282	1,785
Cash and cash equivalents at beginning of period	90,842	51,935
Cash and cash equivalents at end of period	$98,124	$53,720

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended
	February 28,	February 28,
	2011	2010
	(US dollars in thousands, except per share amounts)

Summary Reconciliation Of GAAP Net Income To Non-GAAP Net Income

GAAP net income	$4,686	$26,277

Amortization of intangible assets	754	981
Equity compensation	2,650	2,157
Tax effect on non-GAAP adjustments	(587)	—

Non-GAAP net income	$7,503	$29,415

Summary Reconciliation Of Diluted GAAP Earnings Per Share To Diluted Non-GAAP Earnings Per Share

Diluted GAAP earnings per share	$0.15	$0.85

Amortization of intangible assets	0.02	$0.03
Equity compensation	0.08	$0.08
Tax effect on non-GAAP adjustments	(0.02)	—

Diluted non-GAAP earnings per share	$0.24	$0.96

Summary Of Equity Compensation

Cost of revenues	444	351
Research and development	883	718
Selling, general and administrative	1,323	1,088

Total equity compensation	2,650	2,157

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: March 31, 2011	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer